SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 22, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated December 22, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”), informs that it has sold and transferred 217,332,873 (two hundred and seventeen million three hundred thirty-two thousand eight hundred and seventy-three) ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by the Company, representing 49% of the stock capital of MANIBIL SA, a company dedicated to real estate developments. The price for the sale of the shares amounts to ARS 576,974,387.50 (five hundred seventy-six million nine hundred seventy-four thousand three hundred eighty-seven and fifty cents argentine pesos). After this transaction, the Company is no longer a shareholder of MANIBIL S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: December 22, 2020